

January 24, 2012

<u>Via E-mail</u>
Zhen Zhen Peri
Chief Financial Officer
China Marketing Media Holdings, Inc.
RMA 901, KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, People's Republic of China

     Re: China Marketing Media Holdings, Inc.
             Amendment No. 1 to Form 10-K for the Fiscal Year Ended
             December 31, 2010
             Filed November 29, 2011
             Form 10-Q for the Quarterly Period Ended September 30, 2011
             Filed November 21, 2011
             Form 8-K filed December 29, 2011
             Response dated January 17, 2012
             File No. 000-51806

Dear Ms. Peri:

We have reviewed your response dated January 17, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for the quarterly period ended September 30, 2011</u>

<u>Balance Sheet, page 4</u>

1. We note your response to prior comment two of our letter dated December 16, 2011. In future filings please refer to ASC 210-20-50.

Form 8-K filed December 29, 2011

Item 2.01

2. We note your disclosure that the disposition included assets related to your online sales of consumer products. Please expand your disclosure to provide a brief description of the assets involved as required by Form 8-K, Item 2.01(b). In this regard, and given the significance of the transaction, please also specifically address the following in your revised disclosure:

- clarify if the transaction also included the liabilities of SMI;
- clarify whether your operations and management agreement with CMO was included in the disposition and the transfer was approved by CMO;
- please include in your description of the assets disposed, the advances to CMO and SDMM totaling $7,090,343 if applicable; and
- quantify the amount of assets or net assets disposed.

3. Please revise your disclosure to state the nature of the consideration and how the amount was determined. Refer to Form 8-K, Item 2.01(d).

4. We note you disposed of your equity interest in SMI to Bin Li, a former member of the Board and related party, and Feng Yu, an individual shareholder of the Company. Please tell us when Mr. Yu became a shareholder and the number of shares purchased. In this regard we note during the period ended September 30, 2011 you disclosed an advance in the amount of $4,373,770 made to Mr. Yu, an independent party.

5. Please advise us and disclose whether the advance to Mr. Yu was part of the assets included in the SMI transaction. .

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: F. Alec Orudjev, Esq.
      Cozen O'Connor